(Translation)

June 24, 2020

TOYOTA MOTOR CORPORATION

Akio Toyoda

Telephone Number: 0565-28-2121

Code Number: 7203

https://global.toyota/en/

Corporate governance at Toyota Motor Corporation (“TMC”) is as follows:

I.      TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information

1.	Basic Policy

TMC has positioned the sustainable growth and the stable long-term growth of corporate value as priority management issues.

Believing that in carrying this out, it is essential that it both builds positive relationships with all stakeholders, including shareholders and customers as well as business partners, local communities and employees, as well as continues to supply products that will satisfy its customers, TMC has been working to enhance corporate governance.

[Reason not to implement each principle of Corporate Governance Code]

TMC implemented all of the principles of its Corporate Governance Code.

[Disclosure based on each principle of Corporate Governance Code]

1.	Business principles [Principle 3.1 (i) ]

(1)	Corporate philosophy

TMC, since its formation till today, has been following the “Five Main Principles of Toyoda”, which captures the spirit of Sakichi Toyoda, the founder of the Toyota Group, and his insights into research, inventions and business management, as the foundation for its management.

Five Main Principles of Toyoda

(https://global.toyota/en/company/vision-and-philosophy/guiding-principles/ )

In 1992, given changes in the social landscape and the business structure, TMC established “Guiding Principles at Toyota” based on the “Five Main Principles of Toyoda” in order to promote business in cooperation with people in different countries and regions throughout the world, notwithstanding differences in cultures and values.

“Guiding Principles at Toyota”

1.	Honor the language and spirit of the law of every nation and undertake open and fair business activities to be a good corporate citizen of the world.

2.	Respect the culture and customs of every nation and contribute to economic and social development through corporate activities in their respective communities.

3.	Dedicate our business to providing clean and safe products and to enhancing the quality of life everywhere through all of our activities.

4.	Create and develop advanced technologies and provide outstanding products and services that fulfill the needs of customers worldwide.

5.	Foster a corporate culture that enhances both individual creativity and the value of teamwork, while honoring mutual trust and respect between labor and management.

6.	Pursue growth through harmony with the global community via innovative management.

7.	Work with business partners in research and manufacture to achieve stable, long-term growth and mutual benefits, while keeping ourselves open to new partnerships.

(2)	Vision

Taking into account the business environment then, the “Toyota Global Vision” was published in March 2011 based on the “Guiding Principles at Toyota.” The “Toyota Global Vision” clarifies the direction that TMC should take as a company, based on the thought that “Toyota aspires to be a company that is chosen by its customers. Toyota wants to be a company that brings smiles to the faces of customers who have chosen us.”

“Toyota Global Vision”

(https://global.toyota/en/company/vision-and-philosophy/global-vision/ )

2.	Business strategies and business plans [Principle 3.1 (i) ]

Towards the achievement of its “Toyota Global Vision,” TMC is analyzing its customers’ values, technology trends, market trends and other factors looking further into 2030 and beyond, clarifying its business challenging and, based on that, discussing its long-term direction. Furthermore, TMC has established a medium-term management plan for each region, taking into consideration the prospect of markets and exchange rates, its production and supply system on a global basis and other factors.

As the automotive industry enters into a phase of revolutionary evolution at an unprecedented pace, TMC has decided to focus in 2020 on efforts toward fostering innovation to open the way to “our future” (challenges for the future) and strengthening true competitiveness (sustainable growth) by implementing “innovation of the way we work,” as an initiative that we must carry through, in order to survive in a time of profound transformation that could happen only once in a hundred years and realize a new mobility society.

TMC has disclosed in the “Annual Report” its long-term strategy for enhancing its corporate value and the ways that it is contributing to the sustainable development of society in order to communicate them to stakeholders. In addition, TMC has disclosed its initiatives related to ESG (Environment, Society and Governance) in the “Sustainability Data Book.”

“Annual Report” (https://global.toyota/en/ir/library/annual/)

“Sustainability Data Book” (https://global.toyota/en/sustainability/report/sdb/)

3.	Basic views and guidelines on corporate governance [Principle 3.1 (ii) ]

Please see 1. “Basic Policy” of this report under the section entitled “I. TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information.”

4.	Roles and duties of the Board of Directors and senior management

The scope of delegation to the management [Supplementary Principle 4.1.1]

By specifying matters to be resolved at its Board of Directors and matters to be reported to its Board of Directors in the Regulations of the Board of Directors, TMC delegates management to executive officers and carries out “acceleration of decision-making” and “appropriate supervision.”

With respect to its framework for executing its operations, TMC, with the aim of realizing the Toyota Global Vision, has been continuing its efforts to respond swiftly to the external environment, which is changing faster than ever. Following the introduction of “region-based management” in 2011, the “business unit system” in 2013, and the “in-house company system” in 2016, in April 2017, TMC further clarified that Members of the Board of Directors are responsible for decision-making and management oversight and that operating officers are responsible for operational execution for purposes of further accelerating decision-making and operational execution.

Furthermore, in 2018, TMC brought forward the timing of executive changes from April, when it used to take place, to January, in order to further accelerate management oversight that is fully coordinated with the workplace. In addition, TMC transformed the company structure into one that enables decision-making that is both close to the needs of customers and close to where the action takes place, by taking measures such as reviewing the corporate strategy function and restructuring the Japan Sales Business Group into a group based by regions rather than sales channels.

In 2019, to further advance its “acceleration of management” and the development of a diverse and talented workforce, TMC made executive and organizational changes as follows.

•	Executives are composed of only senior managing officers and people of higher rank.

•

A new classification called “senior professional/senior management” (kanbushoku in Japanese) grouped and replaced the following titles or ranks: managing officers, executive general managers, (sub-executive managerial level) senior grade 1 and senior grade 2 managers, and grand masters

From the perspective of appointing the right people to the right positions, senior professionals/senior management are positioned in a wide range of posts, from those of chief officer, deputy chief officer, plant general manager, senior general manager to group manager, regardless of age or length of employment, to deal with management issues as they arise and to strengthen their development as part of a diverse and talented workforce through genchi genbutsu (on-site learning and problem-solving).

In April 2020, TMC consolidated the post of executive vice president and the post of operating officer into the post of operating officer. With the posts of executive vice president and operating officer consolidated, all operating officers will have equal power and will serve as chief officers, presidents of in-house companies, regional CEOs or persons in charge of various functions, with each role to be further clarified. Such roles are not fixed so as to allow the right people to take on responsibilities where and as needed. TMC, based on its basic policy of appointing the right people to the right positions, has been swiftly and continuously innovating. TMC will further press forward with the tide of such innovations, aiming for a corporate structure capable of carrying out management from a viewpoint that is optimal for a global company.

Views on the balance, diversity and size of the Board of Directors [Supplementary Principle 4.11.1]

With respect to the system regarding Members of the Board of Directors, TMC has comprehensively considered and appointed the right person for the right position to make appropriate and prompt decision-making. TMC believes that it is critical to appoint individuals who comprehend and are capable of putting into practice the “Five Main Principles of Toyoda”, which set forth our founding philosophy and contribute to decision-making aimed at sustainable growth into the future. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to social transformation by using CASE (an acronym for Connected, Autonomous/Automated, Shared, and Electric) and external partnerships based on trust and friendship and internal two-way interactive teamwork.

5.	System to appropriately perform roles and duties of the Board of Directors and senior management

Policy and procedures for determining remuneration for top-level executives and Members of the Board of Directors [Principle 3.1 (iii) ]

TMC believes that it is critical to appoint individuals who comprehend and are capable of putting into practice the “Five Main Principles of Toyoda”, which set forth our founding philosophy, and contribute to decision-making aimed at sustainable growth into the future. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to social transformation by using CASE and external partnerships based on trust and friendship and internal two-way interactive teamwork. TMC’s director compensation system is an important means through which to promote various initiatives and is determined based on the following policy.

It should be a system that encourages Members of the Board of Directors to work to improve the medium- to long-term corporate value of TMC

It should be a system that can maintain compensation levels that will allow TMC to secure and retain talented personnel

It should be a system that motivates Members of the Board of Directors to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as corporate managers

Remuneration for Members of the Board of Directors is effectively linked to corporate performance while reflecting individual job responsibilities and performance. Remuneration standards in each member’s home country are also taken into account when determining remuneration amounts and methods. Remuneration for Outside Members of the Board of Directors and Audit & Supervisory Board Members consists only of fixed payments. As a result, this remuneration is not readily impacted by business performance, helping to ensure independence from management.

The amounts of remuneration for the Company’s Members of the Board of Directors and the remuneration system are decided by the Board of Directors and the “Executive Compensation Meeting,” a majority of the members of which are Outside Members of the Board of Directors. The Executive Compensation Meeting consists of Representative Directors Takeshi Uchiyamada (Chairman) and Koji Kobayashi, and Outside Members of the Board of Directors Ikuro Sugawara, Sir Philip Craven and Teiko Kudo.

The Board of Directors resolves the total amount of remuneration for a given fiscal year and delegates the determination of the amount of remuneration for each Member of the Board of Directors to the Executive Compensation Meeting.

The Executive Compensation Meeting reviews the remuneration system for Members of the Board of Directors and senior management and determines the amount of remuneration for each Member of the Board of Directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance.

Remuneration for Audit & Supervisory Board Members is determined by the Audit & Supervisory Board within the scope determined by resolution of the shareholders’ meeting.

Policy and procedures for appointing/dismissing top-level executives and nominating candidates for Members of the Board of Directors and Audit & Supervisory Board Members [Principle 3.1 (iv) ]

With respect to the system regarding Members of the Board of Directors, TMC has comprehensively considered and appointed the right person for the right position to make appropriate and prompt decision-making. TMC believes that it is critical to appoint individuals who comprehend and are capable of putting into practice the “Five Main Principles of Toyoda”, which set forth our founding philosophy, and contribute to decision-making aimed at sustainable growth into the future. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to social transformation by using CASE and external partnerships based on trust and friendship and internal two-way interactive teamwork.

Members of TMC’s “Executive Appointment Meeting,” of which a majority of the members are Outside Members of the Board of Directors, discuss recommendations to the Board of Directors concerning appointment/dismissal of Members of the Board of Directors.

With respect to Audit & Supervisory Board Members, TMC believes that it is necessary to have individuals who have broad experiences and insight in their respective fields of expertise and can advise management from a fair and neutral perspective, as well as audit the execution of business. Members of TMC’s “Executive Appointment Meeting,” of which a majority of the members are Outside Members of the Board of Directors, discuss recommendations concerning appointment/dismissal of Audit & Supervisory Board Members to the Audit & Supervisory Board.

If there is any event where a Member of the Board of Directors or Audit & Supervisory Board Member is unable to fulfill his or her duties, the Executive Appointment Meeting considers whether he or she should be dismissed.

Explanations with respect to individual appointments/dismissals and nominations [Principle 3.1 (v) ]

The Notice of Convocation of General Shareholders’ Meeting contains the individual profiles and professional histories of candidates nominated or elected for Members of the Board of Directors or Audit & Supervisory Board Member positions as well as the reasons for the elections of such individuals.

Effective use of Independent Outside Members of the Board of Directors [Principle 4.8], Criteria for assessing the independence of Independent Outside Members of the Board of Directors and their quality [Principle 4.9]

Out of the nine Members of the Board of Directors, three Outside Members of the Board of Directors are registered with the Tokyo Stock Exchange as Independent Members in accordance with the requirements for outside directors set forth in the Companies Act and the independence standards set forth by financial instruments exchanges.

Concurrent positions of Members of the Board of Directors and Audit & Supervisory Board Members [Supplementary Principle 4.11.2]

Concurrent service as officers of listed companies is noted each year in the Notice of Convocation of General Shareholders’ Meeting.

Policy on training for Members of the Board of Directors and Audit & Supervisory Board Members [Supplementary Principle 4.14.2]

TMC provides Members of the Board of Directors and Audit & Supervisory Board Members with opportunities to participate in practical training sessions for officers, factory inspections and test-ride events that go beyond classroom lectures in order to improve their understanding and practice of the core ideals of “the manufacturing of ever-better cars” and problem solving based on the actual situation on-site (Genchi Genbutsu), and from the perspective of necessity for developing human resources to contribute to decision-making aimed at sustainable growth into the future.

Further to the above, in order to ensure that Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members understand TMC’s philosophy and efforts, TMC arranges on-site inspections, including at its subsidiaries, and other opportunities. Moreover, TMC ensures that Outside Members will provide appropriate advice regarding each business challenge by explaining agenda items directly to them prior to a meeting of the Board of Directors. TMC also ensures that Outside Members have a deeper understanding of business strategies and other corporate matters by having them discuss with [Members of the Board of Directors] on the operational execution side through the [meetings of Outside Members of the Board of Directors and senior management] as well as the meetings of Outside Members of the Board of Directors.

Analysis and evaluation of the effectiveness of the Board of Directors [Supplementary Principle 4.11.3]

In order to improve the effectiveness of the Board of Directors, TMC has conducted an analysis and evaluation of the Board of Directors as below.

(1)	Analysis and evaluation

After the Secretariat of the Board of Directors’ Meeting conducts a quantitative analysis of the state of performance pursuant to an instruction of the Chairman of the Board of Directors, a survey is conducted of Members of the Board of Directors (Members of the Board of Directors and Audit & Supervisory Board Members) regarding the state of execution of operations and of the supervision of such execution.

Furthermore, interviews are held individually with Members of the Board of Directors, including the Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members, based on results of the survey. The Secretariat of the Board of Directors’ Meeting combines and explains the findings to the Chairman of the Board of Directors and reports and discusses the findings at the Board of Directors’ Meeting.

(2)	Summary of the findings

It was confirmed, as a result of the evaluation, that the Members of the Board of Directors actively asked questions and exchanged opinions at meetings of the Board of Directors from a broad range of perspectives, including the medium- to long-term enhancement of corporate value of TMC, through measures such as providing the Members of the Board of Directors, including Outside Members of the Board of Directors, with sufficient information on agenda items in advance, and that effectiveness was therefore secured.

TMC will continue to evaluate, and make improvements to further enhance, effectiveness.

6	Dialogue with shareholders [Principle 5.1]

(1)	Basic concepts

TMC believes that, in order to achieve sustainable growth and improvement of its medium- and long-term corporate value it is of crucial importance to have the understanding and support of shareholders and investors. It engages in constructive dialogue to furnish shareholders and investors with accurate information on a fair basis in order to build long-term relationships of trust.

(2)	IR organization

Dialogues with shareholders and investors are overseen by the accounting group chief officer, and are conducted by the Accounting Group and Public Affairs Division. IR staff members are stationed full-time in New York, U.S.A. and London, U.K. Each IR staff member provides thorough information to shareholders and investors through close coordination with the relevant internal divisions.

(3)	Method of dialogue

TMC holds briefings on management strategy, business and products as appropriate, including (quarterly) results briefings for the press, analysts and institutional investors. In addition, it has a dedicated page for individual investors on its website that contains easy-to-understand information about results, business and management policy, as well as explains its efforts directly through means such as participation in briefing sessions organized by stock exchanges.

(4)	Feedback to the organization

Feedback regarding the content of dialogues with shareholders and investors is provided as necessary to the Board of Directors and executives’ meetings.

(5)	Insider information and quiet periods

No insider information (material nonpublic information) is communicated to shareholders or investors in dialogues. TMC also has a “quiet period” from the day after the close of the quarter until the day on which results are announced during which it refrains from dialogues regarding results.

7	Securing of shareholders’ rights and equality

Strategically-held shares [Principle 1.4]

(1)	Criteria for and view on classification of investment shares

TMC only holds investment shares for purposes other than pure investment (strategically-held shares). TMC does not hold any investment shares the purpose of which is solely to profit from changes in the value of shares or dividends on shares.

(2)	Investment shares for purposes other than pure investment (strategically-held shares)

●	Shareholding policy, method of verifying the rationality of shareholding, and the description of assessment of the propriety of holding of individual shares at the Board of Directors, etc.

1)	Policies on strategic shareholdings

It is our policy that TMC does not hold strategically-held shares except for in the cases where such holdings are deemed to be meaningful. The case where such holdings are deemed to be meaningful refers to the case where it is determined that, in the business of manufacturing of automobiles, in which it is essential to keep a variety of cooperative relationships throughout the entire process of development, procurement, production, distribution and sales, such holdings contribute to the improvement of corporate value from the medium to long term perspective, based on a comprehensive consideration of business strategy, the establishment, maintenance and strengthening of relationships with business partners, and contribution to and cooperation in the development of society.

2)	Assessment of the propriety of TMC’s strategic shareholdings

When necessary, TMC engages in constructive dialogue with the issuers of shares to encourage them to improve corporate value and achieve sustainable growth. These dialogues provide opportunities to share and address business challenges. TMC reviews whether its individual shareholdings are meaningful in light of the changes in business environment, specifically examines whether the benefits and risks from such holdings are commensurate with the cost of capital, etc., and assesses the propriety of TMC’s strategic shareholdings at the Board of Directors every year.

If TMC determines a shareholding is no longer meaningful or the meaning of a shareholding has been diluted due to changes in business environment or other reasons, TMC will proceed with the sale of such shares once it obtains consent from the issuer through a dialogue with the issuer.

Consequently, the number of companies whose shares TMC strategically holds has reduced to 174 (including 65 listed companies) as of March 31, 2020 from 200 (including 80 listed companies) as of March 31, 2015.

3)	Standards on the exercise of voting rights with respect to strategically-held shares

In principle, TMC exercises its voting rights for all items on the agenda.

TMC does not exercise voting rights as a mechanical yes or no decision based on formalized, short-term standards. Rather, decisions are based on a fulsome examination of the business policies and strategies of the issuer and are made for each item on the agenda from the perspective of whether corporate value and shareholder profit will be improved over the medium and long term.

TMC also engages in dialogue with the issuer before determining whether or not it will support an item on the agenda that may have significant impact on shareholder profit (increase in authorized capital, anti-takeover measures, realignment of businesses etc.).

For the “Shareholding Status of Strategically-held Shares and the Breakdown by Issue,” please see the end of this report.

8	Transactions with related parties [Principle 1.7]

TMC complies with the procedures set forth in the Companies Act regarding conflict-of-interest transactions with officers, and all transactions with non-director executive officers require reporting to and approval of the Board of Directors.

With regard to procurement, production, distribution, and sales transactions, Toyota Code of Conduct requires compliance with all relevant laws and ordinances, transactions based on mutual trust and mutual benefit for TMC and the counterparty, and open, fair and free competition. These principles apply to transactions even if the counterparty is a major shareholder.

All relevant business units formulate their own guidelines and other procedural documents based on this policy, and take care to ensure that transactions with related parties do not harm the interests of the company or the common interests of all shareholders.

9	Roles of corporate pension funds as asset owners [Principle 2.6]

Because the management of corporate pension funds may impact stable asset formation for employees, etc., and our own financial standing, TMC has provided support to establish a system to realize proper operation of the corporate pension funds from perspectives of human resources and operational practices, including an assignment of persons having expertise and knowledge with respect to asset management and other matters required for corporate pension funds as well as establishment of the management advisory committee, in order to increase the investment management expertise of corporate pension funds, thus making sure that corporate pension funds perform their roles as asset owners.

In addition, TMC ensures that conflicts of interest which could arise between pension fund beneficiaries and companies are appropriately managed, and gives consideration not to harm the benefits of beneficiaries, by leaving decisions entirely to management companies in the case where TMC exercises its voting rights of shares of the companies which TMC invests in, and other cases.

2.	Capital Structure

Percentage of Shares Held by Foreign Investors	Greater than or equal to 10%, less than 20%

[Description of Major Shareholders]

Name of Shareholders	Number of Shares Held (Shares)	Ownership Interest (%)
Japan Trustee Services Bank, Ltd.	357,634,890	12.71
Toyota Industries Corporation	238,466,184	8.48
The Master Trust Bank of Japan, Ltd.	201,990,868	7.18
Nippon Life Insurance Company	127,332,233	4.53
JPMorgan Chase Bank, N.A. (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	101,530,549	3.61
DENSO CORPORATION	89,915,245	3.20
State Street Bank and Trust Company (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	78,582,294	2.79
Mitsui Sumitomo Insurance Company, Limited	56,814,367	2.02
Trust & Custody Services Bank, Ltd.	51,089,623	1.82
Tokio Marine & Nichido Fire Insurance Co., Ltd.	51,064,729	1.82

Existence of Controlling Shareholders (excluding parent company)	—
Existence of Parent Company	None

Supplementary Information

The information set forth in this Description of Major Shareholders section is dated as of March 31, 2020. In addition to the above, TMC owns 496,845,060 of its own shares as treasury stock.

3.	Business Attributes

Stock exchange and section	Tokyo: 1st Section, Nagoya: 1st Section
Fiscal year end	End of March
Line of business	Transportation equipment
Number of employees at the end of the previous fiscal year (consolidated)	Greater than 1000 persons
Sales during the previous fiscal year (consolidated)	Greater than JPY 1 trillion
Number of consolidated subsidiaries at the end of the previous fiscal year	Greater than 300 companies

4.	Guidelines for measures to protect minority shareholders in the event of transactions with controlling shareholders

-

5.	Other particular conditions that may materially affect corporate governance

The automobile business is a business in which a company’s collective strengths, ranging from materials to new technologies, are tested. To succeed in competition at a global level and maintain sustainable growth, it is essential for TMC to have steady partners in activities such as development, procurement, production, distribution and sales. Moreover, in strengthening its focus areas such as environment, safety and IT technologies, TMC must further collaborate with its group companies. With the basic stance of friendship and partnership, which is to establish long-lasting collaborative relationships as a partner that shares values and pursues the development of society, TMC endeavors to improve the corporate value of its corporate group from a medium- to long-term perspective.

While TMC and its listed subsidiaries share visions and business strategies, the listed subsidiaries manage their businesses so as to improve their own corporate value based on their own independent business judgment in the common interest of their shareholders. The listed subsidiaries ensure independence of their boards of directors so that there is no conflicts of interest with general shareholders by having independent directors oversee executive officers.

TMC lays out its guiding principles and code of conduct and shares business principles with its subsidiaries, including listed subsidiaries. At the same time, TMC exchanges people and information with those subsidiaries. Any material management matters of the subsidiaries must be approved in advance by or reported to TMC in accordance with [rules agreed upon by TMC and each subsidiary. Through these measures, TMC ensures the effectiveness of the governance system of its corporate group.

TMC has Hino Motors, Ltd. (“Hino Motors”) (listed on the first sections of the Tokyo Stock Exchange and the Nagoya Stock Exchange) as a listed subsidiary. Hino Motors remains listed while capitalizing on the strength of the Toyota Group in addressing issues in the areas of environment, safety and IT technologies faced by commercial vehicle businesses. At the same time, in its operating businesses, Hino Motors works to enhance its corporate value in a balanced and disciplined manner while considering the interest of TMC as well as general shareholders. Three out of nine directors of Hino Motors are independent outside directors, and Hino Motors ensures independence so that there is no conflicts of interest with general shareholders.

II.      Corporate Governance System of Management Business Organization, Etc. for Management Decision-making, Execution of Duties and Management Audit

1.	Organization structures and organizational operations

Organizational form	Company with an Audit & Supervisory Board

[Members of the Board of Directors]
Number of Members of the Board of Directors pursuant to the Articles of Incorporation	20 persons
Term of Members of the Board of Directors pursuant to the Articles of Incorporation	1 year
Chairperson of the Board of Directors	Chairman (excluding concurrently serving as President)
Number of Members of the Board of Directors	9 persons
Election of Outside Members of the Board of Directors	Elected
Number of Outside Members of the Board of Directors	3 persons
Established number of Independent Members of the Board of Directors within the Outside Members of the Board of Directors	3 persons

Relationship with the Company (1)

Name	Attribution	Relationship with the Company (*)
		a	b	c	d	e	f	g	h	i	j	k
Ikuro Sugawara	Comes from other company
Sir Philip Craven	Comes from other company								Δ
Teiko Kudo	Comes from other company								¡

*	Selected the relevant “Relationship with the Company”
*	¡ indicates the relevant item that the person falls under as of “today or recently.” Δ indicates the relevant item that the person falls under as of “previously.”
*

🌑 indicates the relevant item that the person’s close family member falls under as of “today or recently.” ▲ indicates the relevant item that the person’s close family member falls under as of “previously.”

a	A management executive officer of the listed company or its subsidiary
b	A management executive officer or non-management executive director of a parent company of the listed company
c	A management executive officer of a subsidiary of a parent company of the listed company
d	A person who has a significant business relationship with the listed company or who is a management executive officer of entity which has such significant business relationship
e	A person with whom the listed company has a significant business relationship or who is a management executive officer of entity with whom the listed company has a significant business relationship
f	A consultant, accounting expert or legal expert who receives significant remuneration or other assets from the listed company other than remuneration as a director or executive officer
g	A principal shareholder of the listed company (if a principal shareholder is a legal entity, a management executive officer of such legal entity)
h	A management executive officer of entity with whom the listed company has a business relationship (does not fall under d, e, and f) (only with respect to the person)
i	A management executive officer of a company whose outside director assumes the post on a reciprocal basis with the listed company (only with respect to the person)
j	A management executive officer of an entity to whom the listed company makes a donation
k	Other

Relationship with the Company (2)

Name	Independent Member of the Board of Directors	Supplementary Information	Reason for election as Outside Member of the Board of Directors (and the reason for designation as an Independent Member of the Board of Directors if so designated)
Ikuro Sugawara	¡	—

In order to have Mr. Ikuro Sugawara contribute to the increase of TMC’s corporate value as a Member of the Board of Directors by fulfilling his role of providing advice to respond to complicated international situations, and by utilizing his experience and knowledge in policy-making and organizational management that was cultivated when he served as a public officer, his high level of expertise and a broad network in the areas of risk management and the present international context.

Designated as an Independent Member of the Board of Directors of TMC as he would be able to supervise the appropriateness of business conduct from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Name	Independent Member of the Board of Directors	Supplementary Information	Reason for election as Outside Member of the Board of Directors (and the reason for designation as an Independent Member of the Board of Directors if so designated)
Sir Philip Craven	¡	TMC’s current Outside Member of the Board of Directors, Sir Philip Craven, served as an executive of the International Paralympic Committee. A summary of the business transactions entered into between TMC and the International Paralympic Committee has been omitted, since TMC has determined that a reasonable period has passed since Sir Philip Craven retired as an executive of the International Paralympic Committee and there will be no conflicts of interest with general shareholders of TMC.

In order to have Sir Philip Craven contribute to the increase of TMC’s corporate value as a Member of the Board of Directors by fulfilling his role of providing advice that reflects viewpoints of various stakeholders by utilizing his experience and knowledge obtained through management of international organizations.

Designated as an Independent Member of the Board of Directors of TMC as he would be able to supervise the appropriateness of business conduct from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Teiko Kudo	¡	TMC’s current Outside Member of the Board of Directors, Ms. Teiko Kudo, concurrently serves as an executive of Sumitomo Mitsui Banking Corporation. A summary of the business transactions entered into between TMC and Sumitomo Mitsui Banking Corporation has been omitted, since TMC has determined that, in light of the scale and nature of the business transactions, there are no conflicts of interest with general shareholders of TMC.

In order to have Ms. Teiko Kudo contribute to the increase of TMC’s corporate value as a Member of the Board of Directors by fulfilling her role of providing advice through considering the appropriateness of investments and risk management issues by utilizing her high level of expertise in making investment decisions in growth areas and understanding potential risks in regions/countries, which she cultivated throughout her career while working at a bank.

Designated as an Independent Member of the Board of Directors of TMC as she would be able to supervise the appropriateness of business conduct from a fair and neutral perspective because she is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Establishment or non-establishment of an optional committee which corresponds to the Nominating Committee or Compensation Committee	Established

Status of establishment of an optional committee, members of the committee, and attributes of the chairperson of the committee

	Name of the Committee	Total Number of Members	Number of Full-time Members	Number of Inside Members of the Board of Directors	Number of Outside Members of the Board of Directors	Number of Outside Experts	Number of Others	Committee Chair (Chair-person)
Optional Committee Corresponding to the Nominating Committee	Executive Appointment Meeting	5	—	2	3	—	0	Inside Member of the Board of Directors
Optional Committee Corresponding to the Compensation Committee	Executive Compensation Meeting	5	—	2	3	—	0	Inside Member of the Board of Directors

Supplementary Information

Members of the Executive Appointment Meeting discuss recommendations to the Board of Directors concerning appointment/dismissal of Members of the Board of Directors and Audit & Supervisory Board Members. The Executive Compensation Meeting reviews the remuneration system for Members of the Board of Directors and senior management and determines the amount of remuneration for each Member of the Board of Directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance. The members of both meetings are Representative Directors Takeshi Uchiyamada (Chairman) and Koji Kobayashi, and Outside Members of the Board of Directors Ikuro Sugawara, Sir Philip Craven and Teiko Kudo.

[Auditors]

Establishment or non-establishment of an Audit & Supervisory Board	Established
Number of Audit & Supervisory Board Members pursuant to the Articles of Incorporation	7 persons
Number of Audit & Supervisory Board Members	6 persons

Cooperative relationships between Audit & Supervisory Board Members, Independent Accountants, and Internal Audit Division

Audit & Supervisory Board Members periodically receive reports from Independent Accountants on audit plans, methods and results of auditing at meetings of the Audit & Supervisory Board. They also hold meetings and exchange their opinions as they consider necessary concerning auditing in general.

As for internal auditing, a specialized independent department evaluates the effectiveness of internal controls over financial reporting. Audit & Supervisory Board Members receive reports from the department on audit plans, methods and results of auditing periodically or whenever necessary.

Election or non-election of Outside Audit & Supervisory Board Members	Elected
Number of Outside Audit & Supervisory Board Members	3 persons
Established number of Independent Audit & Supervisory Board Members within the Outside Audit & Supervisory Board Members	3 persons

Relationship with the Company (1)

Name	Attribution	Relationship with the Company (*)
		a	b	c	d	e	f	g	h	i	j	k	l	m
Yoko Wake	Academic
Hiroshi Ozu	Attorney-at-law
Nobuyuki Hirano	Comes from other company										Δ

*	Selected the relevant “Relationship with the Company”
*	¡ indicates the relevant item that the person falls under as of “today or recently.” Δ indicates the relevant item that the person falls under as of “previously.”
*

🌑 indicates the relevant item that the person’s close family member falls under as of “today or recently.” ▲ indicates the relevant item that the person’s close family member falls under as of “previously.”

a	A management executive officer of the listed company or its subsidiary
b	A non-management executive director or accounting advisor of the listed company or its subsidiary
c	A management executive officer or non-management executive director of a parent company of the listed company
d	An Audit & Supervisory Board Member of a parent company of the listed company
e	A management executive officer of a subsidiary of a parent of the listed company
f	A person who has a significant business relationship with the listed company or who is a management executive officer of entity which has such significant business relationship
g	A person with whom the listed company has a significant business relationship or who is a management executive officer of entity with whom the listed company has a significant business relationship
h	A consultant, accounting expert or legal expert who receives significant remuneration or other assets from the listed company other than remuneration as a director or executive officer
i	A principal shareholder of the listed company (if a principal shareholder is a legal entity, a management executive officer of such legal entity)
j	A management executive officer of entity with whom the listed company has a business relationship (does not fall under f, g, and h) (only with respect to the person)
k	A management executive officer of a company whose outside director assumes the post on a reciprocal basis with the listed company (only with respect to the person)
l	A management executive officer of an entity to whom the listed company makes a donation
m	Other

Relationship with the Company (2)

Name	Independent Audit & Supervisory Board Member	Supplementary Information	Reason for election as Outside Audit & Supervisory Board Members (and the reason for designation as an Independent Audit & Supervisory Board Member if so designated)
Yoko Wake	¡	—

In order to have Ms. Yoko Wake, who has deep insight and extensive experience in the areas of international economics and environmental economics, play an important role as an Outside Audit & Supervisory Board Member by expressing valuable thoughts on TMC’s environmental initiatives as well as its efforts to realize a sustainable society.

Designated as an Independent Audit & Supervisory Board Member of TMC as she would be able to undertake audits from a fair and neutral perspective because she is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and she does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Hiroshi Ozu	¡	—

In order to have Mr. Hiroshi Ozu, who has served as Prosecutor-General and in other important roles and possesses a wealth of experience and a high level of expertise in the legal profession, play an important role as an Outside Audit & Supervisory Board Member by providing advice regarding TMC’s initiatives in corporate governance and risk management.

Designated as an Independent Audit & Supervisory Board Member of TMC as he would be able to undertake audits from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Name	Independent Audit & Supervisory Board Member	Supplementary Information	Reason for election as Outside Audit & Supervisory Board Members (and the reason for designation as an Independent Audit & Supervisory Board Member if so designated)
Nobuyuki Hirano	¡	TMC’s current Outside Audit & Supervisory Board Member, Mr. Nobuyuki Hirano, served as an executive of MUFG Bank, Ltd. A summary of the business transactions entered into between TMC and MUFG Bank, Ltd. has been omitted, since TMC has determined that the size and nature of the business transactions should not cause a conflicts of interest with general shareholders of TMC.

In order to have Mr. Nobuyuki Hirano play an important role as an Outside Audit & Supervisory Board Member by providing advice based on his highly specialized knowledge in a wide range of subjects mainly in the field of financial affairs, as well as outstanding management expertise.

Designated as an Independent Audit & Supervisory Board Member of TMC as he would be able to undertake audits from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

[Independent Members of the Board of Directors / Audit & Supervisory Board Members]

Number of Independent Members of the Board of Directors/Audit & Supervisory Board Members	6 persons

Other matters relating to Independent Members of the Board of Directors / Audit & Supervisory Board Members

All Outside Members of the Board of Directors / Audit & Supervisory Board Members that qualify as Independent Members of the Board of Directors / Audit & Supervisory Board Members have been designated as Independent Members of the Board of Directors / Audit & Supervisory Board Members.

[Incentives]

Implementation of measures on incentive allotment to Members of the Board of Directors	Adoption of performance-based compensation plan

Supplementary Information

For the policy and procedures of the performance-based compensation plan, please refer to “TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information/1. Basic Policy/Disclosure based on each principle of Corporate Governance Code.”

The Method of determining performance-based remuneration is as follows.

Directors with Japanese citizenship (excluding Outside Members of the Board of Directors)

TMC sets the total amount of remuneration (“Annual Total Remuneration”) received by each Member of the Board of Directors in a year based on consolidated operating income, the volatility of the share price of TMC and individual performance evaluation. The balance after deducting fixed remuneration from Annual Total Remuneration constitutes performance-based remuneration. TMC sets an appropriate executive compensation level for Annual Total Remuneration based on position and duties by referencing a benchmark group of companies located in Japan. Consolidated operating income is the indicator for evaluating TMC’s efforts based on business performance, the volatility of the share price of TMC is the corporate value indicator for shareholders and investors to evaluate TMC’s efforts, and individual performance evaluation is qualitative evaluation of performance of each Member of the Board of Directors. Annual Total Remuneration is set using a theoretical formula that takes into account the benchmarking results of remuneration for Members of the Board of Directors. Annual Total Remuneration is set for each Member of the Board of Directors based on consolidated operating income and the volatility of the share price of TMC, and then adjusted based on individual performance evaluation. Individual performance evaluation is set within the range of 15% above or below Annual Total Remuneration for each position.

Directors with foreign citizenship (excluding Outside Members of the Board of Directors)

Fixed remuneration and performance-based remuneration are set based on the remuneration levels and structures that allow TMC to secure and retain talented personnel. Fixed remuneration is set, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country. Performance-based remuneration is set based on consolidated operating income, the volatility of the share price of TMC and individual performance, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country. The concept of each item is the same as that for directors with Japanese citizenship (excluding Outside Members of the Board of Directors).

Grantees of stock options

Supplementary Information

[Remuneration for Members of the Board of Directors]

Disclosure Status (of individual Member of the Board of Directors remuneration)	Only a portion of remuneration is individually disclosed.

Supplementary Information

Names and details of those who receive, in aggregate, consolidated remuneration of one hundred million Japanese yen or more will be disclosed on an individual basis in annual securities reports.

Annual securities reports and business reports are also made available for public inspection on TMC’s Internet website.

Existence of guidelines for the amount and calculation method of remuneration	Yes

Information regarding guidelines for the amount and calculation method of remuneration

Based on the resolution of the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019 concerning remuneration for the Members of the Board of Directors of TMC, the maximum cash compensation was set at 3.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors is 0.3 billion yen per year), and the maximum share compensation was set at 4.0 billion yen per year. In addition, the amount of Audit & Supervisory Board Members’ remuneration was set at 30 million yen or less per month, pursuant to the resolution of the 104th Ordinary General Shareholders’ Meeting, held on June 24, 2008. For basic policy on remuneration, please refer to “TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information/1. Basic Policy/Disclosure based on each principle of Corporate Governance Code.”

[Support System for Outside Members of the Board of Directors (Outside Audit & Supervisory Board Members)]

Full-time Audit & Supervisory Board Members, Members of the Board of Directors and others disclose adequate information to Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members, such as by giving prior explanations on agenda items to be proposed to the Board of Directors. In addition, the Audit & Supervisory Board Office has been established as a specialized independent organization to assist the Audit & Supervisory Board Members.

[Status of Retired Presidents, etc.]

Names and other details of senior advisors and advisors, etc. who are former Presidents, etc.

Name	Title/Position	Duties	Conditions (Full-time/part-time, compensation)	Date of resignation as president, etc.	Term of office
Shoichiro Toyoda	Honorary Chairman	Advise on the future direction of the Toyota Group	Full-time, with compensation	September 25, 1992	July 1, 2020 to June 30, 2021 (one year)

Total number of senior advisors and advisors, etc. who are former presidents, etc.: 1

Other matters

●	TMC resolved at the Board of Directors meeting held on June 11, 2020 to discontinue the positions of senior advisor and advisor. TMC may only appoint honorary chairmen going forward.

●

Honorary Chairmen will not attend TMC’s meetings of the Board of Directors, management meetings or any other similar organizational body’s meetings, and do not have the authority to be involved in the managerial decision-making of TMC.

●	The matters stated above concern the senior advisors and advisors, etc. as of July 1, 2020.

2. Matters pertaining to functions relating to the execution of duties, audit and supervision, appointment and decisions regarding remuneration, etc. (Outline of the current corporate governance system)

[System regarding Members of the Board of Directors]

With respect to the system regarding Members of the Board of Directors, TMC has comprehensively considered and appointed the right person for the right position to make appropriate and prompt decision-making. TMC believes that it is critical to appoint individuals who comprehend and are capable of putting into practice the “Five Main Principles of Toyoda”, which set forth our founding philosophy, and contribute to decision-making aimed at sustainable growth into the future. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to social transformation by using CASE and external partnerships based on trust and friendship and internal two-way interactive teamwork. Members of TMC’s “Executive Appointment Meeting,” a majority of which are Outside Directors, discuss recommendations to the Board of Directors concerning appointment/dismissal of Members of the Board of Directors.

Furthermore, three Outside Members of the Board of Directors have been appointed in order to adequately reflect the opinions of those from outside the company in management’s decision-making process, and all of them are registered as independent officer with the relevant financial instruments exchanges. TMC considers the appointment of Outside Members of the Board of Directors as independent officer in accordance with requirements for Outside Members of the Board of Directors set forth in the Companies Act and independence standards established by the relevant financial instruments exchanges. TMC’s Outside Members of the Board of Directors advise it in its management decision-making process based on their broad experiences and insight in their respective fields of expertise, independently from management structure.

The Board of Directors met 17 times in total in fiscal 2019. The Board of Directors actively deliberates a wide range of agenda items related to business strategies in addition to ordinary agenda items such as financial results and personnel.

[Execution of operations and supervision]

Together with the business units (in-house companies and Business Planning & Operation Units), operating officers, mainly consisting of the president and chief officers, to whom authority is delegated by the Board of Directors, will realize prompt decision-making and move forward with initiatives toward sustainable growth and medium- to long-term improvement of corporate value. The “Sustainability Meetings,” in which Outside Members of the Board of Directors/Outside Audit & Supervisory Board Members also participate, the execution of operation is supervised from a societal perspective toward sustainable growth of the company and the corporate governance structure is deliberated.

In addition, TMC deliberates on and monitors management and corporate activities based on views of various stakeholders through a wide variety of bodies for deliberations, including the “Labor-Management Council, the Joint Labor-Management Round Table Conference.”

The state of internal audits are reported to Audit & Supervisory Board Members (including Outside Audit & Supervisory Board Members) through the Audit & Supervisory Board and other relevant organizations, and the status of accounting audits is reported by Independent External Auditors to the Audit & Supervisory Board Members (including Outside Audit & Supervisory Board Members) through the Audit & Supervisory Board. To enhance the system for internal audits, a specialized organization made independent of direct control by the management (Internal Audit Department staffed with 36 members) has been established and evaluates the effectiveness of the system to secure the appropriateness of documents regarding financial calculation and other information in accordance with Section 404 of the U.S. Sarbanes Oxley Act and Article 24-4-4 (1) of the Financial Instruments and Exchange Law of Japan.

In order to enhance the reliability of the financial reporting of TMC, the three auditing functions — audit by Audit & Supervisory Board Members, internal audit, and accounting audit by Independent External Auditors — aid in conducting an effective and efficient audit through meetings held periodically and as necessary to share information and come to understandings through discussion on audit plans and results.

[System regarding auditing]

The status of auditing is as follows.

Name of auditor: PricewaterhouseCoopers Aarata LLC

Duration of auditing service: From 2006

Also note that the auditors after the merger with Toyota Motor Sales Company in July 1982 were as follows.

Ito Accounting & Consultancy Office: until fiscal year ended March 2000

ChuoAoyama PricewaterhouseCoopers: from fiscal year ended March 2001 until fiscal year ended March 2006

Note 1:	ITOH AUDIT CORPORATION was merged with ChuoAoyama PricewaterhouseCoopers to become ChuoAoyama PricewaterhouseCoopers as of January 1, 2001.
Note 2:	ChuoAoyama PricewaterhouseCoopers belonged to the same network as PricewaterhouseCoopers Aarata LLC

Certified public accountants who provided auditing service

Yasuhiro Nakajima

Kenji Tezuka

Takeshi Yamaguchi

Satoko Nakatani

Composition of assistants relating to auditing

Certified public accountants: 57

Accountant assistants, etc.: 34

Others: 61

[System regarding Audit & Supervisory Board Members]

TMC has adopted an Audit & Supervisory Board system. Six Audit & Supervisory Board Members (including three Outside Audit & Supervisory Board Members) play a role in TMC’s corporate governance efforts by undertaking audits in accordance with the audit policies and plans determined by the Audit & Supervisory Board. With respect to Audit & Supervisory Board Members, TMC believes it is necessary to elect individuals who have broad experiences and insight in their respective fields of expertise and can advise management from a fair and neutral perspective, as well as audit the execution of business. In appointing/dismissing Audit & Supervisory Board Members, members of TMC’s “Executive Appointment Meeting,” a majority of which are Outside Directors, discuss recommendations to the Audit & Supervisory Board concerning the appointment of Audit & Supervisory Board Members.

TMC has appointed three Outside Audit & Supervisory Board Members, all of whom are registered as independent officers with the relevant financial instruments exchanges. TMC considers the appointment of Outside Audit & Supervisory Board Members in accordance with requirements for Outside Audit & Supervisory Board Members set forth in the Companies Act and independence standards established by the relevant financial instruments exchanges.

[Limited liability agreements]

TMC has entered into limited liability agreements with Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members pursuant to Article 427, Paragraph 1 of the Companies Act to limit the amount of their liabilities stipulated in Article 423, Paragraph 1 of the Companies Act to the amount stipulated in Article 425, Paragraph 1 of the Companies Act.

3.	Reason for the selection of the current corporate governance system

TMC believes it is important to put in place a system that enables customer opinions and on-site information to be swiftly communicated to management in order to realize timely and accurate management decision-making, and enables it to review whether such management decisions are accepted by its customers and society. TMC believes that its current system, involving the supervision and auditing of the execution of business by its Board of Directors (including Outside Members of the Board of Directors) and Audit & Supervisory Board Members (including Outside Audit & Supervisory Board Members), is the most appropriate system.

III.    Implementation of measures for shareholders and other stakeholders

1.	Approach toward the vitalization of General Shareholders’ Meeting and the facilitation of exercise of voting rights

Supplementary Information
Early distribution of notice of convocation of General Shareholders’ Meeting	In connection with Ordinary General Shareholders’ Meetings, TMC posts the notice of convocation of General Shareholders’ Meeting on its website prior to the distribution.

Scheduling of General Shareholders’ Meeting avoiding the date on which General Shareholders’ Meeting of companies are concentrated	TMC convenes a General Shareholders’ Meeting avoiding the date on which General Shareholders’ Meetings of companies are either most concentrated on or second most concentrated on.

Exercise of voting rights by electronic means	TMC enables shareholders to exercise voting rights on the Internet.

Measures aimed at participation in electronic voting platforms and other improvements in voting environments geared towards institutional investors	TMC participates in an electronic voting platform for institutional investors operated by ICJ Corporation.

Provision of summary English-language convocation notices	TMC creates English-language convocation notices, and makes them available on both its company homepage as well as within electronic voting platforms for institutional investors.

2.	IR activities

	Supplementary Information	Explanation by Representative Members of the Board
Convene periodic briefing for individual investors	In addition to convening briefings a few times a year (not regularly scheduled), on the exclusive site for individual investors, the operating summary and business activities are clearly disclosed.	No

Convene periodic briefing for analysts and institutional investors	Explaining financial results and business strategies of the relevant business year every quarter. Also convenes business briefings (unscheduled) concerning the medium- and long-term direction of the business.	Yes

Convene periodic briefing for foreign investors	Explaining financial results and business strategies of the relevant business year every quarter. In addition, business briefings (unscheduled) concerning the medium- and long-term direction of the business are convened.	Yes

Disclosure of IR documents on the website	In addition to legal disclosure documents such as annual securities reports, reference materials for earnings results briefings, etc. are timely disclosed as well. TMC works to enhance its information services by distributing videos of TMC’s press conferences, such as announcements of new model launches.	—

IR related divisions (personnel)	TMC maintains IR personnel in the Accounting Group and Public Affairs Division, and offices resident IR personnel in New York, U.S.A. and London, U.K.	—

Other	Implementing one-on-one meetings with investors, plant tours, etc.	—

3.	Activities concerning respect for stakeholders

Supplementary Information
Setting forth provisions in the internal regulations concerning respect for the stakeholders’ position

For sustainable development, TMC has engaged in management emphasizing all of its stakeholders, and worked to maintain and develop favorable relationships with its stakeholders through open and fair communication. This philosophy is outlined and disclosed in the Corporate Social Responsibility Policy (“CSR Policy”) “Contribution towards Sustainable Development.”

https://global.toyota/en/sustainability/csr/policy/

Promotion of environmental preservation activities and CSR activities

TMC will contribute to a harmonious and sustainable development of society and the earth through realizing the Toyota Global Vision. TMC considers responding to environmental issues as one of the most prioritized challenges for management. In 2015, TMC developed the “Toyota Environmental Challenge 2050,” aiming as a long-term initiative to establish a society where humans, cars and nature coexist in harmony. The other specific initiatives of these CSR activities are disclosed in the “Annual Report,” a report titled “Sustainability Data Book” and a report titled “Environmental Report.”

Annual Report

https://global.toyota/en/ir/library/annual/

Sustainability Data Book

https://global.toyota/en/sustainability/report/sdb/

Environmental Report

https://global.toyota/en/sustainability/report/er/

Information on sustainability

https://global.toyota/en/sustainability/

Establishment of policy concerning disclosure of information to stakeholders	TMC has engaged in timely and fair disclosure of corporate and financial information as stated in the CSR Policy “Contribution towards Sustainable Development.” In order to ensure the accurate, fair, and timely disclosure of information, TMC has established the Disclosure Committee chaired by an officer of the Accounting Division. The Committee holds regular meetings for the purpose of preparation, reporting and assessment of its annual securities report and quarterly report under the Financial Instruments and Exchange Law of Japan and Form 20-F under the U.S. Securities Exchange Act, and also holds extraordinary committee meetings from time to time whenever necessary.

Supplementary Information
Others

[Independent Action Plan to Promote Female Employee Participation in the Workplace]

Since TMC began full-scale hiring of women for office and technical positions in 1992 as part of its HR policy to respect diversity, it has focused on various actions aimed at enhancing and strengthening support for working mothers from the standpoint of long-term employment and human resource development. As a result of these actions, the turnover rate for women in office and technical positions has declined, and the number of female managers has steadily increased (from 7 in 2003 to 263 in 2020).

Currently, activities center around further promotion of women in the workforce, taking further actions to enhance and strengthen the following activities, with the aim of encouraging female workers to return to work early from maternity leave in order to minimize career delay after taking long-term maternity leave.

<<Main Activities>>

[Hiring]

▪  Higher new employee hiring rates for female graduates
Stronger hiring efforts are being made to achieve employment and manager position ratios for women in office and technical positions that are equivalent to the ratio in the relevant labor market over the medium and long term (office: 40%, technical: 10%).
Hiring results in fiscal year ended March 31, 2020 for office positions were 40% and for technical positions were 13%.

[Expansion of policies providing support for working while raising children and improving workplace environment for early return to work]

▪  Development of child care facilities

●  Addition of in-house child care facilities (four facilities with the capacity of 460 children have been added since fiscal 2018)

●  Early morning and overnight child care, child care for sick children, shuttle bus services between plants and child care facilities and other services

▪  Enhancement of systems that encourage achieving a balance between working and parenting

●  Child care leave, reduced working hours, leave to take care of sick or injured children, and other similar programs where the range of employees entitled to them go beyond the statutory requirements

●  System to allow working from home

●  System to allow people with shiftwork positions at plants to exclusively work day-time

●  System to allow people with shiftwork positions at plants to exclusively work day-time and also start working later than the fixed starting time

●  Subsidizing child care costs (e.g., babysitter costs) to employees who have returned to work after a shorter child care leave than the standard period

[Formation of career consciousness at an early stage and systematic and thorough human resource development]

●  Establish and carry out tailored career plans for women based on each of their life events

●  Introduction of the Career Comeback System for the rehiring of employees who had resigned because of a spouse’s transfer, etc.

●  When the spouse is assigned overseas, arranging assignment of the employee to the same overseas location, or assisting the employee in finding a job at a TMC Group entity

●  Providing information on various systems that offer support and introducing role models through the Intranet

●  Holding pre-maternity leave seminars (office, technical and administrative positions) and meetings to support women striving to achieve a balance between working and parenting (technical positions)

[Others]

▪  Continuing participation in the “Toyota Group Female Engineer Fund / Foundation”

●  The Toyota Female Engineer Development Foundation was established in 2014 to foster and support female engineers working in the field of manufacturing.

●  In fiscal 2019, female engineers at the Company visited 19 middle and high schools to speak about the appeals of their jobs, with approximately 2,000 students participating.

●  For female science and engineering students, TMC provided scholarship of 600,000 yen per year and opportunities where they can exchange with female engineers and students of other universities. In fiscal 2019, 100 students participated as new scholarship students. The scholarship students to date totaled 588.

<<Target to promote female employee participation in the workplace >>

Under the Act on Promotion of Women’s Participation and Advancement in the Workplace, TMC has set the following targets.

●  The number of females in managerial positions in 2014, when the target was set, to be increased fourfold by 2025, and fivefold by 2030

●  To increase users of the teleworking system to more than 50 percent of all employees (except for production workers and managers) by 2025, irrespective of whether teleworking for childcare or nursing purposes

[Appointment of female managers]

As of the filing date of this report, Teiko Kudo, Member of the Board of Directors, and Yoko Wake, Audit & Supervisory Board Member, are two females out of nine Members of the Board of Directors and six Audit & Supervisory Board Members.

In addition, Chika Kako serves as a senior general manager of the Advanced R&D and Engineering Company, and Yumi Otsuka as a fellow of the Sustainability Management Department and the Deputy Chief Sustainability Officer.

IV.    Basic Approach to Internal Control System and its Development

1.	Basic Policy Regarding the System to Secure the Appropriateness of Business

Basic understanding of system to ensure appropriateness of business operations

TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the “Guiding Principles at Toyota” and the “Toyota Code of Conduct.” TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

System to ensure the appropriateness of business operations and outline of implementation status of such systems

TMC has endeavored to establish a system for ensuring the appropriateness of business operations as a corporate group and the proper implementation of that system in accordance with the “Basic Policies on Establishing Internal Controls.” Each business year, TMC inspects the establishment and implementation of internal controls to confirm that the organizational units responsible for implementing internal controls are functioning autonomously and are enhancing internal controls as necessary, and findings from the inspection are reviewed at Sustainability Meetings and the Board of Directors’ meetings.

(1)	System to ensure that Members of the Board of Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1)    TMC will ensure that Members of the Board of Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Members of the Board of Directors.

2)    TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

3)    TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance and risk management at the Sustainability Meetings and other meetings.

[Implementation status]

1)    TMC has stipulated the fundamental provisions to be observed by Members of the Board of Directors and other executives in the “Guiding Principles at Toyota,” the “Toyota Code of Conduct,” the “Code of Ethics,” etc., and all executives have been familiarized with these provisions. The relevant laws and regulations and the Articles of Incorporation that executives are to observe are listed in manuals to make all executives familiarized with those laws, regulations and rules. Newly appointed executives undergo compliance education using these manuals when they assume office.

2)    In executing business operations, matters to be discussed are properly presented to the Board of Directors and cross-sectional decision-making bodies in accordance with regulations that identify the matters to be discussed with decision-making bodies. Matters are then comprehensively examined before decisions are made. The following matters require a resolution of the Board of Directors: (1) matters stipulated in the Companies Act and other laws and ordinances, (2) matters stipulated in the Articles of Incorporation, (3) matters delegated for resolution at the General Shareholders’ Meeting, and (4) other material business matters. The following matters are required to be reported to the Board of Directors: (1) status of execution of business operations and other matters stipulated in the Companies Act and other laws and ordinances and (2) other matters deemed necessary by the Board of Directors.

3)    With the aim of establishing a governance structure that can deliver sustainable growth over the medium- to long-term in accordance with the “Guiding Principles at Toyota,” “Toyota Global Vision,” etc., TMC deliberates on important topics pertaining to sustainability, corporate ethics, compliance and risk management as well as responses thereto at Sustainability Meetings.

(2)	System to retain and manage information relating to the execution of the duties of Members of the Board of Directors

[System]

Information relating to exercising duties by Members of the Board of Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

[Implementation status]

In accordance with the relevant internal rules as well as laws and regulations, all organizational units are required to properly retain and manage materials used by decision-making bodies, minutes of meetings, and other information needed for the execution of duties by Members of the Board of Directors. TMC has established global systems and mechanisms for addressing full range of information security issues, including the management of confidential information, and regularly conducts inspections of progress being made in this regard by TMC and its subsidiaries.

(3)	Rules and systems related to the management of risk of loss

[System]

1)    TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2)    TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

3)    TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division.

4)    As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

[Implementation status]

1)    Budget is allocated to each organizational unit assigned to administer each expense item, general expenses, research and development expenses, capital expenditures, etc. and is managed in accordance with the earnings plan. Significant matters are properly submitted for discussion in accordance with standards in the rules stipulating the matters to be discussed at the Board of Directors and other decision-making bodies.

2)    To ensure accurate financial reporting, commentaries are prepared on financial information collected to prepare consolidated financial reports, and these are distributed to subsidiaries as necessary. To ensure the timely and proper disclosure of information, information is collected through the Disclosure Committee, where decisions on the need for disclosure are made.

Processes of TMC and its key subsidiaries are being documented as required by law, and the effectiveness of internal control systems with respect to financial reporting is evaluated. The effectiveness of the disclosure process is also evaluated.

3)    Regional CROs have been appointed to develop and oversee risk management systems for their respective regions under the supervision of CRO, who is responsible for global risk management of safety, quality, environmental and other risks. In addition, at the internal head offices, TMC has appointed the chief officer for each group and the risk officer for each department and division to be in charge of risk management for each function, and at each in-house company, TMC has appointed the president and the risk officer to be in charge of risk management for each product. Through this, TMC has established systems that enable collaboration and support with each regional headquarters, and these systems are reviewed and reinforced as necessary.

In the area of quality, the Global-CQO (Chief Quality Officer) is in charge of each Regional-CQO, and is promoting the improvement of products and services sincerely reflecting customer feedback, as well as the manufacturing that is in compliance with laws and regulations, across the entire company globally. TMC is also monitoring market developments and establishes and enhances management structure that responds to quality risks.

4)    To prepare against disaster, Group/Region and all divisions have formulated business continuity plans (BCPs) for resuming production and restoring systems, among others, and they are continuing to improve these BCPs by conducting regular training (initial responses and restoration efforts) each year. TMC has also adopted a three-pronged approach to business continuity management (BCM) entailing concerted efforts by employees and their families, Toyota Group companies and their suppliers, and TMC.

(4)	System to ensure that Members of the Board of Directors exercise their duties efficiently

[System]

1)    TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company’s policies for each fiscal term.

2)    Members of the Board of Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each in-house company, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. Members of the Board of Directors will supervise the execution of duties by the responsible officers.

3)    TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC’s management and corporate activities.

[Implementation status]

1)    TMC has formulated a medium-term management plan for each region, as well as in-house company management plans that reflect its customers’ medium- to long-term values, technological trends, and so on. In addition, TMC formulates a “Policy Guideline” establishing the general direction in which TMC should proceed that year. Furthermore, policies are managed consistently with such guideline by putting them into practice at each level of TMC’s organization.

2)    TMC has established product-based in-house companies, and adopted a field-oriented Group-wide organization in which each region, function and process is regarded as a “Group/Region” within which the “in-house companies” and individual divisions of the Group/Region play key roles in executing operations. The Board of Directors makes decisions efficiently by appropriately receiving updates on the company’s situation that are in line with the field from the president and chief officers who are also Operating Officers. The in-house company presidents and responsible officers responsible for business execution are independently formulating and implementing policies for each organizational unit, and chief officers and higher management are supervising these efforts.

3)    TMC has created opportunities to hear opinions from various stakeholders such as external experts in each region to obtain advice and information from an outside perspective, and utilizes them in the consideration of approaches to management and corporate activities.

(5)	System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1)    TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

2)    TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks, among others, and report the result to the Sustainability Meetings and other meetings.

3)    TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its hotline called “Toyota Speak Up Line” that TMC established outside the company, as well as through other channels.

[Implementation status]

1)    TMC has worked to “visualize” operations by clarifying the responsibilities of each organizational unit. TMC is also providing training relating to problem-solving abilities in education programs for new recruits as well as in personnel-grade-specific education programs. TMC is fostering a workplace culture for quickly discovering and resolving problems by genchi genbutsu and making “kaizen” (improvements) to prevent recurrences.

2)    TMC has been providing education to a wide range of employees including newly hired employees to ensure that all employees acquire basic knowledge about compliance so as to improve compliance awareness throughout the Company. Each organizational unit inspects its compliance framework in its key risk areas and undertakes efforts to make improvements. The outcome of these efforts is reported at Sustainability Meetings.

3)    TMC has established a hotline called “Toyota Speak Up Line” to enable employees to consult with outside attorneys about problems and questions concerning compliance. TMC (secretariats and relevant organizational units) conducts investigations of the facts and takes necessary measures once attorneys inform TMC of an issue. The details of these consultations and outcomes of the measures subsequently taken are reported to the relevant executives at TMC.

(6)	System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

[System]

To share Toyota’s management principles, TMC will expand the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries, and develop and maintain a sound environment of internal controls for the business group by also promoting its management principles through exchanges of personnel.

In addition, TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

1.    System concerning a report to the corporation on matters relating to the execution of the duties of Members of the Board of Directors, etc. of subsidiaries

TMC will require prior consent of TMC or a report to TMC on important managerial matters of subsidiaries based on the internal rules agreed between TMC and its subsidiaries. The important managerial matters of subsidiaries will be discussed at TMC’s Board of Directors’ meeting and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

2.    Rules and systems related to the management of risk of loss at subsidiaries

TMC will require its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks. TMC will discuss significant matters and measures at the Sustainability Meetings and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

3.    System to ensure that Members of the Board of Directors, etc. of subsidiaries exercise their duties efficiently

TMC will require Members of the Board of Directors of its subsidiaries to promptly determine the management policies based on precise on-the-ground information, determine responsibilities, implement appropriate delegation of authority based on the responsibilities, and efficiently conduct business.

4.    System to ensure that Members of the Board of Directors, etc. and employees of subsidiaries conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

TMC will require its subsidiaries to establish a system concerning compliance. TMC will periodically confirm its status and report the result to TMC’s Sustainability Meetings and other meetings.

TMC will promptly obtain information regarding legal compliance and corporate ethics of its subsidiaries and respond to problems and questions related to compliance of its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company and cover its subsidiaries in Japan and other channels.

[Implementation status]

TMC has extended the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries. Through that as well as propagating the corporate philosophy through personnel exchanges, TMC is providing direction to ensure that these principles are suitably incorporated into the management philosophies and behavioral guidelines of its subsidiaries.

TMC clarified roles and tasks relating to subsidiary management and each department is managing the subsidiaries in a comprehensive manner appropriate to their positioning. Furthermore, each fiscal year TMC conducts inspections of subsidiary management by each department, the results of which are confirmed at the Sustainability Meetings, etc.

1.    TMC is providing direction to ensure that on important managerial matters at its subsidiaries, prior consent is sought from TMC or reports are submitted to TMC in accordance with internal rules agreed upon between TMC and its subsidiaries. Of such important managerial matters, those that have implications for Group operations are discussed at TMC’s Board of Directors’ meetings in accordance with TMC’s standards stipulating matters to be discussed at the Board of Directors.

2.    TMC is requiring its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks through regular communication with the subsidiaries. Significant matters and measures related thereto are discussed at Sustainability Meetings or at the Board of Directors’ meetings in accordance with the standards relating to submission of matters.

3.    TMC confirms that the organizational structure is reviewed at its subsidiaries to ensure efficient execution of operations, that responsibilities are being determined appropriately, and that authority is being appropriately delegated, and requires improvements to be made as necessary.

4.    TMC examines significant risk areas to ensure that each subsidiary’s systems for compliance are adequate and undertakes activities to improve these systems and reports the outcomes of these activities at its Sustainability Meetings.

TMC has extended to its subsidiaries the financial compliance rules that should be instituted at the subsidiaries. TMC also provides subsidiaries with direction on carrying out regular voluntary inspections to ensure that these rules are permeated into the day-to-day operations of its subsidiaries. Furthermore, TMC conducts special audits as needed, as well as direct audits according to the subsidiary-accounting-audit-plan that is formulated every year, and the outcomes of these audits are reported to the relevant executives at TMC. In addition, to ensure that the duties performed by directors etc. of subsidiaries are in compliance with laws and regulations, TMC is working to raise awareness among those directors etc. of the laws and regulations that they need to comply with, key points for ensuring such compliance, and so on.

TMC is made aware of problems and questions related to compliance at its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan. Factual investigations are conducted by subsidiaries and relevant divisions of TMC, and necessary measures, including corrective measures and reporting to relevant executives, are taken.

(7)

System concerning employees who assist the Audit & Supervisory Board Members when required; System concerning independence of the said employees from Members of the Board of Directors; and System to ensure the effectiveness of instructions from the Audit & Supervisory Board Members to the said employees

[System]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. The said employees must follow the directions and orders from the Audit & Supervisory Board Members, and any changes in its personnel will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board.

[Implementation status]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. Prior consent of Audit & Supervisory Board Member selected by the Audit & Supervisory Board is obtained for organizational changes to and personnel of the Audit & Supervisory Board Office.

(8)	System concerning a report to Audit & Supervisory Board Members and System to ensure that a person who has made the said report does not receive unfair treatment due to the making of said report

[System]

1)    Members of the Board of Directors, from time to time, will properly report to the Audit & Supervisory Board Members any major business operations through the divisions in charge. If any fact that may cause significant damage to TMC and its subsidiaries is discovered, they will report the matter to the Audit & Supervisory Board Members immediately.

2)    Members of the Board of Directors, Operating Officers, and employees will report on the business upon requests by the Audit & Supervisory Board Members periodically and as needed, and Members of the Board of Directors, etc. of subsidiaries will report as necessary. In addition, Members of the Board of Directors, Operating Officers, and employees will report to Audit & Supervisory Board Members on the significant matters that have been reported to the whistleblower offices established by TMC or its subsidiaries.

3)    TMC maintains internal rules stipulating that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

[Implementation status]

1)    Members of the Board of Directors, Operating Officers, employees, and TMC’s subsidiaries are required to properly submit business reports to Audit & Supervisory Board Members, to report as necessary at meetings of the Audit & Supervisory Board, and to immediately report to Audit & Supervisory Board Members any fact discovered that may cause significant damage to TMC or its subsidiaries.

2)    TMC regularly reports to the Audit & Supervisory Board Members on the matters reported to or consulted with the hotline called “Toyota Speak Up Line”, the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan, and the whistleblower offices established by its subsidiaries.

3)    TMC has established and disseminated provisions in its rules on whistleblowing to ensure that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

(9)

Policies on prepaid expenses for the execution of the duties of the Audit & Supervisory Board Members, on expenses for procedures for repayment and the execution of other relevant duties, or on debt processing

[System]

Regarding the expenses necessary for the Audit & Supervisory Board Members to execute their duties, TMC will take appropriate budgetary steps to secure the amount that the Audit & Supervisory Board Members deem necessary. TMC will also pay for expenses that become necessary as a result of circumstances that were not expected at the time of the taking of budgetary steps.

[Implementation status]

TMC has taken appropriate budgetary steps at the beginning of the fiscal year as part of ordinary corporate procedures for expenses deemed necessary by the Audit & Supervisory Board Members for them to execute their duties. TMC also pays for expenses that become necessary as a result of circumstances that were not expected when the budgetary steps were taken.

(10)	Other systems to ensure that the Audit & Supervisory Board Members conducted audits effectively

[System]

TMC will ensure that the Audit & Supervisory Board Members attend major Executives’ Meetings, inspect important Company documents, and make opportunities to exchange information between the Audit & Supervisory Board Members and Accounting Auditor periodically and as needed, as well as appoint external experts.

[Implementation status]

In addition to establishing a system whereby Audit & Supervisory Board Members can attend meetings of executive bodies that deliberate and decide on important projects, TMC ensures that important Company documents requested by Audit & Supervisory Board Members are made available to them. TMC also arranges for opportunities for the Audit & Supervisory Board Members and Accounting Auditor to exchange information at Audit & Supervisory Board meetings and other meetings convened as necessary.

2.	Basic Policy and Preparation towards the Elimination of Antisocial Forces

(1)	Basic Policy for Elimination of Antisocial Forces

Based upon the “Guiding Principles at Toyota” and the “Toyota Code of Conduct,” TMC’s basic policy is to have no relationship with antisocial forces. TMC will take resolute action as an organization against any undue claims and actions by antisocial forces or groups, and has drawn the attention of such policy to its employees by means such as clearly stipulating it in the “Toyota Code of Conduct.”

(2)	Preparation towards Elimination of Antisocial Forces

1)	Establishment of Divisions Overseeing Measures Against Antisocial Forces and Posts in Charge of Preventing Undue Claims

TMC established divisions that oversee measures against antisocial forces (“Divisions Overseeing Measures Against Antisocial Forces”) in its major offices as well as assigned persons in charge of preventing undue claims. TMC also established a system whereby undue claims, organized violence and criminal activities conducted by antisocial forces are immediately reported to and consulted with Divisions Overseeing Measures Against Antisocial Forces.

2)	Liaising with Specialist Organizations

TMC has been strengthening its liaison with specialist organizations by joining liaison committees organized by specialists such as the police. It has also been receiving guidance on measures to be taken against antisocial forces from such committees.

3)	Collecting and Managing Information concerning Antisocial Forces

By liaising with experts and the police, Divisions Overseeing Measures Against Antisocial Forces share up-to-date information on antisocial forces and utilize such information to call TMC’s employees’ attention to antisocial forces.

4)	Preparation of Manuals

TMC compiles cases concerning measures against antisocial forces and distributes them to each department within TMC.

5)	Training Activities

TMC promotes training activities to prevent damages caused by antisocial forces by sharing information on antisocial forces within the company as well as holding lectures at TMC and its group companies.

V. Others

1.	Matters regarding defense against a takeover bid

Matters regarding defense against a takeover bid        None

Supplementary Information

No measures to defend against a takeover bid are scheduled to be adopted.

2.	Matters regarding other corporate governance systems, etc.

Company Structure and Procedures Regarding Timely Disclosure

The following describes TMC’s company structure and procedures regarding the timely disclosure of Company information.

(Guiding Principles)

TMC practices its guiding principle of disclosing operating results, business and financial information in a timely and appropriate manner. Such guiding principles are set forth in the CSR Policy “Contribution towards Sustainable Development.”

(Disclosure Committee and its Purpose)

TMC has established a Disclosure Committee that is chaired by the chief officer of the Accounting Group in an effort to ensure that the information disclosed is accurate, fair and timely.

The Disclosure Committee meets periodically to draft, report and assess annual and quarterly reports prepared pursuant to the Japanese Financial Instruments and Exchange Act, and annual reports prepared pursuant to the U.S. Securities Exchange Act of 1934, as amended. The Disclosure Committee also holds meetings on an ad hoc basis as necessary.

(Procedures of the Disclosure Committee)

The Disclosure Committee performs the following procedures:

(1)	Collection of information

Collect information of TMC and its subsidiaries that may be subject to disclosure based on the materiality standards set forth by the Disclosure Committee through periodic and timely communications with the heads of the relevant divisions responsible for information disclosure.

(2)	Assessment of material information to be disclosed

Assess disclosure of collected information based on applicable laws, regulations and guidelines, such as stock exchange rules, the Japanese Financial Instruments and Exchange Act, and the U.S. Securities Exchange Act.

(3)	Disclosure based on assessment

Based on the assessment made above, disclose information in a timely manner. When necessary, a report to the company representative and certification procedures on the disclosure documents will precede the disclosure. The Audit & Supervisory Board Members (or the Audit & Supervisory Board) may receive reports from the Disclosure Committee as necessary and may provide opportunities for reporting and Q & A sessions with company representatives.

(4)	Ensuring of appropriate information collection and disclosure procedures

Make further efforts to enhance the company structure pertaining to timely and fair disclosure: the internal auditing division assesses the overall information disclosure process, and independent external auditors and outside legal counsel provide support in establishing disclosure controls and procedures, and offer guidance on the sufficiency and appropriateness of the disclosure information.

(5)	Provision of company regulation

Details of the procedures and the organizational structure mentioned above are stipulated in the Company’s internal disclosure guidelines.

Shareholding Status of Strategically-held Shares and the Breakdown by Issue

●	Number of companies whose shares are held and the balance sheet value of such shares

	Number of companies	Total balance sheet value (Millions of yen)
Unlisted shares	109	294,930
Shares other than unlisted shares	65	1,780,972

(Companies in which TMC increased its shareholding in the fiscal year ended March 2020)

	Number of companies	Total purchase price associated with increase in number of shares (Millions of yen)	Reason for increase in number of shares
Unlisted shares	8	154,305	TMC has determined that the shareholding will contribute to the improvement in corporate value from a medium- to long-term perspective.
Shares other than unlisted shares	2	96,639

(Companies in which TMC decreased its shareholding in the fiscal year ended March 2020)

	Number of companies	Total sale price associated with decrease in number of shares (Millions of yen)
Unlisted shares (Note 1)	5	21
Shares other than unlisted shares	19	26,339

Note 1: TMC decreased its shareholding in one of these companies as result of a corporate liquidation.

●	Company-by-company information on the number and balance sheet value, etc. of specified investment shares and deemed shareholdings

Specified investment shares

Company	Fiscal year ended March 2020	Fiscal year ended March 2019	Shareholding purpose, quantitative shareholding effect (Note 1) and reason for increase in number of shares	Holder of TMC’s shares
	Number of shares (Shares)	Number of shares (Shares)
	Balance sheet value (Millions of yen)	Balance sheet value (Millions of yen)
KDDI CORPORATION	298,492,800	298,492,800	To maintain and develop automotive (information) transactions	Yes
	952,192	711,905

MS&AD Insurance Group Holdings, Inc.	52,610,933	52,610,933	To maintain and develop automotive (financial) transactions	Yes
	159,148	177,298
HOTAI MOTOR CO., LTD.	44,406,112	44,406,112	To maintain and develop automotive (business alliance) relations	Yes
	78,492	60,347

Central Japan Railway Company	4,000,000	4,000,000	To maintain and develop relations with local economies	Yes
	69,280	102,840
SUZUKI MOTOR CORPORATION (Note 2)	24,000,000	—	To maintain and develop automotive (business alliance) relations
			[Reason for increase in the number of shares] TMC has determined that the shareholding will contribute to the improvement in corporate value from a medium- to long-term perspective.	Yes
	62,028	—

Mitsubishi UFJ Financial Group, Inc.	149,263,153	149,263,153	To maintain and develop financial transactions	Yes
	60,153	82,094
PT Astra International Tbk	1,920,000,000	1,920,000,000	To maintain and develop automotive (business alliance) relations	Yes
	50,169	109,699

HAMAMATSU PHOTONICS K.K.	8,400,000	8,400,000	To maintain and develop automotive (procurement) transactions	No
	37,128	35,952
Uber Technologies, Inc. (Note 3)	10,251,736	*	To maintain and develop automotive (MaaS) transactions	No
	31,150	*

Sumitomo Metal Mining Co., Ltd.	11,058,000	11,058,000	To maintain and develop automotive (procurement) transactions	Yes
	24,526	36,159

Harmonic Drive Systems Inc.	4,379,400	4,379,400	To maintain and develop automotive (procurement) transactions	No
	20,692	16,597

Renesas Electronics Corporation	50,015,900	50,015,900	To maintain and develop automotive (procurement) transactions	No
	19,456	25,608

Mazda Motor Corporation	31,928,500	31,928,500	To maintain and develop automotive (business alliance) relations	Yes
	18,263	39,543

KANSAI PAINT CO., LTD.	8,355,386	8,355,386	To maintain and develop automotive (procurement) transactions	Yes
	17,195	17,638

Panasonic Corporation	20,700,000	20,700,000	To maintain and develop automotive (procurement) transactions	Yes
	17,077	19,751

Yamaha Motor Co., Ltd.	12,500,000	12,500,000	To maintain and develop automotive (procurement) transactions	Yes
	16,337	27,137

Tokio Marine Holdings, Inc.	3,138,055	3,138,055	To maintain and develop automotive (financial) transactions	Yes
	15,533	16,826

Sumitomo Mitsui Financial Group, Inc.	5,375,312	5,375,312	To maintain and develop financial transactions	Yes
	14,099	20,834

Daicel Corporation	15,000,000	15,000,000	To maintain and develop automotive (procurement) transactions	No
	11,835	18,030

YAMATO HOLDINGS CO., LTD.	5,748,133	5,748,133	To maintain and develop automotive (sales) transactions	No
	9,754	16,433

NOK CORPORATION	6,809,500	6,809,500	To maintain and develop automotive (procurement) transactions	Yes
	8,123	11,732

Nomura Holdings, Inc.	16,380,184	16,380,184	To maintain and develop financial transactions	Yes
	7,498	6,555

NSK Ltd.	10,000,000	10,000,000	To maintain and develop automotive (procurement) transactions	Yes
	6,940	10,370

Toyo Tire Corporation	4,774,875	4,774,875	To maintain and develop automotive (procurement) transactions	Yes
	5,920	5,992

ANA HOLDINGS INC.	1,933,800	1,933,800	To maintain and develop automotive (sales) transactions	No
	5,103	7,849

ZENRIN CO., LTD.	4,272,000	4,272,000	To maintain and develop automotive (information) transactions	Yes
	4,515	10,470

KYB Corporation	1,965,417	1,965,417	To maintain and develop automotive (procurement) transactions	Yes
	4,066	5,342

East Japan Railway Company	491,000	491,000	To maintain and develop relations with local economies	Yes
	4,014	5,243

Inchcape plc	6,666,327	6,666,327	To maintain and develop automotive (sales) transactions	No
	3,850	5,518

Japan Airlines Co., Ltd.	1,842,000	1,842,000	To maintain and develop automotive (sales) transactions	No
	3,665	7,181

GS Yuasa Corporation	2,236,080	2,236,080	To maintain and develop automotive (procurement) transactions	Yes
	3,251	4,854

Daido Steel Co., Ltd.	869,000	869,000	To maintain and develop automotive (procurement) transactions	Yes
	3,024	3,793

Sumitomo Electric Industries, Ltd.	2,420,000	2,420,000	To maintain and develop automotive (procurement) transactions	Yes
	2,753	3,553

SEINO HOLDINGS CO., LTD.	2,210,716	2,210,716	To maintain and develop automotive (sales) transactions	Yes
	2,593	3,260

TOHO GAS CO., LTD.	526,200	526,200	To maintain and develop relations with local economies	Yes
	2,578	2,615

NICHIAS CORPORATION	1,237,851	1,237,851	To maintain and develop automotive (procurement) transactions	Yes
	2,505	2,713

AKEBONO BRAKE INDUSTRY CO., LTD.	15,495,175	15,495,175	To maintain and develop automotive (procurement) transactions	Yes
	2,401	1,921

FUKUYAMA TRANSPORTING CO., LTD.	618,295	618,295	To maintain and develop automotive (sales) transactions	Yes
	2,389	2,633

NACHI-FUJIKOSHI CORP.	714,443	1,318,243	To maintain and develop automotive (procurement) transactions	Yes
	2,086	5,866

TSUBAKIMOTO CHAIN CO.	704,400	1,544,400	To maintain and develop automotive (procurement) transactions	Yes
	1,732	6,100

NIPPON PARKING DEVELOPMENT Co.,Ltd.	11,907,000	11,907,000	To maintain and develop automotive (information) transactions	No
	1,607	2,048

Shin-Etsu Chemical Co., Ltd.	148,800	148,800	To maintain and develop automotive (procurement) transactions	Yes
	1,596	1,380

FUJIFILM Holdings Corporation	290,300	290,300	To maintain and develop automotive (technology) transactions	Yes
	1,578	1,461

TPR CO., LTD.	1,370,600	2,070,600	To maintain and develop automotive (procurement) transactions	Yes
	1,578	4,358

PKSHA Technology Inc.	766,600	766,600	To maintain and develop automotive (technology) transactions	No
	1,196	4,714

Mitsui High-tec, Inc.	935,500	935,500	To maintain and develop automotive (procurement) transactions	Yes
	1,054	945

Toshiba Machine Co., Ltd. (Note 4)	484,000	484,000	To maintain and develop automotive (procurement) transactions	Yes
	1,038	1,077

PACIFIC INDUSTRIAL CO., LTD.	1,097,397	1,097,397	To maintain and develop automotive (procurement) transactions	Yes
	1,032	1,707

Sanoh Industrial Co.,Ltd.	1,497,775	2,997,775	To maintain and develop automotive (procurement) transactions	Yes
	1,024	1,513

YAKULT HONSHA CO.,LTD.	136,100		136,100	To maintain and develop automotive (sales) transactions	Yes
	869		1,053

ALBERT Inc.	165,800		165,800	To maintain and develop automotive (technology) transactions	No
	569		2,487

SUBARU CORPORATION (Note 5)		*	129,000,000	To maintain and develop automotive (business alliance) relations	No
		*	325,402

OSG Corporation (Note 2)	—		2,100,000	—	No
	—		4,483

NIPPON STEEL CORPORATION (Notes 2, 6)	—		2,016,000	—	Yes
	—		3,939

ICHIKOH INDUSTRIES, LTD. (Note 2)	—		5,869,710	—	Yes
	—		3,492

Mitsuboshi Belting Ltd. (Note 2)	—		1,177,562	—	Yes
	—		2,318

Notes:

1.

Although it is difficult to describe the quantitative shareholding effect of each shareholding, TMC assessed the propriety of its shareholdings with the reference date of September 30, 2019 by reviewing whether the individual shareholdings are meaningful and examining specific factors, such as whether the benefits and risks from such shareholdings are commensurate with the cost of capital, and then took necessary measures.

2.	“ —” indicates that TMC did not hold shares of that company.
3.

Uber Technologies, Inc. is included because it became a relevant company as it became a listed company on May 10, 2019. “*” indicates that information is omitted because Uber Technologies, Inc. shares were not specified investment shares in the fiscal year ended March 2019.

4.	Toshiba Machine Co., Ltd. was renamed Shibaura Machine Co., Ltd., effective April 1, 2020.
5.

SUBARU CORPORATION shares were reclassified from specified investment shares to affiliated company shares because TMC acquired additional shares and as a result its shareholding exceeded 20% when the acquired shares were combined with the existing shareholding. “*” indicates that information is omitted because SUBARU CORPORATION shares were not specified investment shares in the fiscal year ended March 2020.

6.	Nippon Steel & Sumitomo Metal Corporation was renamed NIPPON STEEL CORPORATION, effective April 1, 2019.
7.

The balance sheet values of shares in Toyo Tire Corporation, ANA HOLDINGS INC., ZENRIN CO., LTD., KYB Corporation, East Japan Railway Company, Inchcape plc, Japan Airlines Co., Ltd., GS Yuasa Corporation, Daido Steel Co., Ltd., Sumitomo Electric Industries, Ltd., SEINO HOLDINGS CO., LTD., TOHO GAS CO., LTD., NICHIAS CORPORATION, AKEBONO BRAKE INDUSTRY CO., LTD., FUKUYAMA TRANSPORTING CO., LTD., NACHI-FUJIKOSHI CORP., TSUBAKIMOTO CHAIN CO., NIPPON PARKING DEVELOPMENT Co., Ltd., Shin-Etsu Chemical Co., Ltd., FUJIFILM Holdings Corporation, TPR CO., LTD., PKSHA Technology Inc., Mitsui High-tec, Inc., Toshiba Machine Co., Ltd., PACIFIC INDUSTRIAL CO., LTD., Sanoh Industrial Co., Ltd., and YAKULT HONSHA CO., LTD., which are specified investment shares, represent less than one percent of the capital, but this table lists the top 60 companies by combining specified investment shares and deemed shareholdings.

Deemed shareholdings

Company (Note 1)	Fiscal year ended March 2020	Fiscal year ended March 2019	Shareholding purpose, quantitative shareholding effect (Note 2) and reason for increase in number of shares	Holder of TMC’s shares
	Number of shares (Shares)	Number of shares (Shares)
	Balance sheet value (Millions of yen)	Balance sheet value (Millions of yen)
NIPPON PAINT HOLDINGS CO., LTD.	5,109,552 28,920	5,109,552 22,226	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes

NTT DOCOMO, INC.	7,431,000 25,094	7,431,000 18,217	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	No

DAIKIN INDUSTRIES, LTD.	1,234,800 16,262	1,234,800 16,015	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes

BRIDGESTONE CORPORATION	3,988,674 13,254	3,988,674 17,015	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes

Panasonic Corporation	11,901,230 9,818	11,901,230 11,356	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes

Sumitomo Realty & Development Co., Ltd.	3,463,000 9,125	3,463,000 15,881	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes

MITSUI & CO., LTD.	6,000,640 9,021	6,000,640 10,312	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes

DAIFUKU CO., LTD.	1,099,000 7,528	1,099,000 6,330	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes

OMRON Corporation	1,333,000 7,504	1,333,000 6,904	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes

NSK Ltd.	10,709,600 7,432	10,709,600 11,105	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes

Sumitomo Mitsui Trust Holdings, Inc.	2,019,872 6,310	2,019,872 8,031	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes

NGK SPARK PLUG CO., LTD.	3,929,075 5,980	3,929,075 8,070	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes

Notes:

1.	The numbers of specified investment shares and deemed shareholdings are not summed when selecting top companies in terms of balance sheet value.
2.

Although it is difficult to describe the quantitative shareholding effect of each shareholding, TMC reviews the rationality of its deemed shareholdings from a medium- to long-term perspective without setting a specific reference date, and takes necessary measures.